Sit Investment Associates

Mutual Funds Newsletter

Spring 2010

## Healthcare Sector Investment Strategy

The three initial goals of healthcare reform that President Obama highlighted during his candidacy were reduced costs, improved quality, and expanded access, but the bill that was passed does very little to address cost and quality. While no strategic business decision, merger/acquisition, single piece of legislation, or even series of incremental bills, could ever deliver 32 million brand new customers to a single industry in one fell swoop, the Patient Protection and Affordable Care Act attempts to do just that. Obviously, a lot is likely to change between now and when the majority of the benefits begin in 2014, but the healthcare sector will be impacted by this legislation.

Companies that benefit from an uptick in healthcare utilization (i.e., hospitals with insured patients coming in the door, pharmaceutical companies and services associated with increased pharmaceutical utilization, etc.) should do marginally better, while companies with healthcare costs in their income statements (i.e., managed care) should do marginally worse.

To determine the most attractive areas for healthcare investments, it is important to highlight what the reform bill does not do.

*It is not a deficit reduction tool.*

The Congressional Budget Office recently revised its cost scoring for the new healthcare law to potentially add at least $115 billion more to previous estimates, bringing spending estimates "to beyond $1 trillion" over the next ten years. The White House still maintains that the healthcare overhaul will reduce the deficit, unless Congress changes it.

*It is not a cost-containment mechanism.*

With healthcare costs increasing significantly faster than wages and inflation, the lack of cost-containment provisions in the bill create a challenge for the future. Medicare continues to face significant fiscal issues that must be addressed soon. The Medicare Part A Trust Fund is officially scheduled to be bankrupt in 2016, but some experts speculate that the timeframe for insolvency could move up to 2014 or 2015, given the weak economy.

*Consumer incentives have not changed.*

Consumers are generally still removed from the cost decision because employer-sponsored insurance generally provides them with "pre-paid" healthcare consumption paid for predominantly by someone else.

Once fully implemented, the 10-year cost of the healthcare reform bill is estimated at $2.6 trillion. Thus, a cost-containment bill is likely to be a top priority for whomever is in the White House in 2013. This may help explain the lack of a relief rally in the overall healthcare sector after the bill was passed. In fact, the pharma/biotech sector was the second-worst performing sector in March, while healthcare equipment and services only slightly outperformed the S&P 500 Index.

Investors understand that to change meaningfully the nation's chronic overuse of medical care, there will have to be substantial alterations in the way patients think about health care, how medicine is practiced and how we pay for it. Change eventually has to come because the nation is on an unsustainable path.

Although the full effects of the bill won't happen until 2014, near-term performance of healthcare stocks should benefit from increased utilization. Soon thereafter, however, we will likely see more draconian efforts to curb healthcare costs. This ultimately could have a dramatic effect on growth profiles and price-earnings multiples. In this environment, we continue to focus on health technology companies developing breakthrough, cost-effective, proprietary products, as these will be the business models most capable of battling the gathering storm known as "pricing pressure."

In addition to cost containment measures, the regulatory environment is likely to tighten further. Companies may face a stricter, more-proactive Food and Drug Administration (FDA) that will demand more extensive clinical data and longer review cycles before granting approvals.

Experienced companies and those with strong clinical programs should stand out as should companies with innovative products for life-threatening conditions. In contrast, we would avoid companies heavy on "me-too" products to treat well-managed conditions, especially where cheaper, generic options are available. We believe the notion that innovation will be paid for has not changed.

Within health services, we will focus on names that provide cost-saving solutions with minimal Medicare exposure.

For medical technology companies, strategic focus needs to shift away from the historical reliance on strong physician/salesperson relationships. A more sustainable model would be built on data supporting better outcomes and development of minimally invasive procedures for shorter rehabilitation and lower costs in order to protect historically strong pricing power.

For pharma/biotech companies, the attractiveness of historically low valuations and the potential to benefit from healthcare reform is mitigated by major patent expirations combined with payer push-back against "me-too" drugs. This may be why the sector did not enjoy a relief rally with the passage of the bill, despite the consensus view that drug makers should benefit from the legislation. We continue to focus on companies developing novel treatments for unmet needs and limited near-term generic exposure.

In addition to the healthcare sector, Sit Investment Associates' domestic equity portfolios continue to emphasize the other traditional growth sector, technology, along with energy. In aggregate, these holdings are characterized by above average long-term earnings growth rates, along with relatively attractive valuations.

# *Investment Outlook and Strategy Summary* *by Roger J. Sit - Chairman and President*



The final estimate of fourth quarter 2009 real GDP growth was revised down to +5.6% from the previous estimate of +5.9%. Minor downward adjustments to almost all of the major components of GDP resulted in an $11.6 billion reduction in real GDP growth.

We expect the current economic recovery to continue at a positive but subpar pace. Historically, recoveries are led by consumer spending and a strong housing sector, both of which have been relatively weak in this recovery. As a result, we expect the current recovery to continue to rely much more heavily on strength from businesses, particularly in the form of capital spending.

The next few quarters should mark a transition period for the U.S. economy, as government stimulus is weaned and growth is once again internally generated. We expect GDP growth to be stronger in the first half of the year as business inventory liquidation halts and inventory building resumes. Once this boost to economic growth occurs, we anticipate a softening in the latter half of the year as consumers continue to keep spending in check.

The nonfarm payroll report released on April 2nd showed that 162,000 jobs were added to the economy in March. This is the largest one-month increase in jobs since the March 2007 report. While the number of jobs created was somewhat below the expectation of 180,000, the quality was higher as fewer of these jobs (48,000) were created from temporary Census workers. Many believe the latest report represents the turning point for the labor market.

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), was flat in February, slightly better than the consensus estimate of +0.1%. Energy prices at the retail level declined by -0.5% in February and were largely responsible for the better headline result. Core CPI, which excludes the more volatile food and energy components, increased +0.1% in February and matched the consensus expectation. Inflation continues to be very subdued and it appears unlikely to be a concern at least through the remainder of this year. While pricing pressures look to be very controlled for the foreseeable future, investors will become concerned again when the Fed begins reining in its current highly accommodative monetary policy as the economy continues to improve.

Over the intermediate term, the relative strength of the U.S. economic recovery, compared to other developed nations, should provide support for the dollar. However, on a longer-term basis, the U.S. trade deficit and record-setting fiscal deficits will likely create significant headwinds for the dollar.

Our quarterly estimates for GDP result in an annual rate of real GDP growth of +2.9% for 2010.

## Equities

Domestic equity markets were strongly positive in March, with the S&P 500 Index up +6.0%, its third-best March return in the past 50 years. The technology-laden NASDAQ had even greater performance, up +7.1%. Smaller capitalization stocks continued to lead with a return of +8.1% in March. On a year-to-date basis, small and medium capitalization companies also led the market with returns of around +9.0%.

The financial characteristics of stocks that outperformed in March were companies with high betas, high price-earnings multiples, smaller market capitalizations, and low dividend yields. To a large extent, this has been the primary trend for much of the stock market recovery that began in March 2009, which has been characterized by the outperformance of lower quality, more speculative companies.

On a sector basis, there were very few significant changes in performance during March compared to February. Year to date, the best performing sectors exhibited cyclical characteristics and included: producer manufacturing, consumer durables, transportation, and finance.

With respect to international equity markets, calculated in U.S. dollar terms, the U.S. ranked 11th out of 33 countries through the first three months of the year. Notably, March performance was strong enough on a global basis to move all of the regions, with the exception of Western Europe, into positive return territory for the year-to-date period. The Asia/Pacific region led the World.

We are maintaining diversified and high quality equity portfolios with a focus on the traditional growth sectors of healthcare and technology.

## Fixed-Income

The Barclays Aggregate Bond Index produced a positive return during the quarter of slightly less than +2.0%. Home-equity loan-backed securities outperformed, as the residential housing market continued to stabilize. Corporate bonds were the next best performing sector, driven by financial corporations' improving balance sheets. Mortgage-backed securities underperformed, as the scheduled March 31st conclusion of the U.S. Treasury's $1.25 trillion mortgage purchase program produced concern in the mortgage marketplace.

Interest rates declined slightly during the quarter with the exception of the 30-year U.S. Treasury bond, which produced a steeper yield curve. Specifically, the 2-year maturity U.S. Treasury note yield decreased to 1.02%, approximately -12 basis points lower than where it began, while the 30-year U.S. Treasury bond yield increased to 4.71%, approximately +7 basis points higher than where it began. In contrast to Treasuries, the tax-exempt municipal yield curve flattened during the quarter. Short maturity yields rose slightly while intermediate maturity yields ended the quarter little changed, as price weakness in March offset the prior two months' gains. Yields on longer maturity tax-exempts were relatively stable in March and ended the quarter at lower levels. The longer end of the yield curve continued to benefit from the reduced supply resulting from the shift in issuance toward taxable Build America Bonds.

Longer duration tax-exempt bonds outperformed during the quarter with the decline in yields, providing better-than-coupon rates of return; shorter intermediate bonds lagged. Lower-rated credits outperformed higher-rated credits. This pattern of performance was also evident among industry sectors, as the longer duration and/or lower quality hospital, housing, and industrial revenue sectors posted the best returns while the shorter duration prerefunded sector posted the worst return.

The majority of corporate and consumer financing is now occurring without government support, and the financial markets continued to improve during the quarter. We anticipate decreased government demand for mortgages to increase mortgage rates approximately +0.5%.

We expect the shift from job losses to job creation to have an important psychological effect on investors and consumer confidence, which we anticipate will produce a rise in U.S. Treasury rates. We plan to continue to underweight U.S. Treasury bonds and maintain portfolio durations shorter than their benchmarks.

# Sit Mutual Funds Performance Summary: First Quarter 2010

### Equities

Stocks continued to surge ahead during the first quarter of 2010, as improving economic fundamentals around the world lifted corporate earnings prospects. First quarter corporate profits were exceptionally strong as companies began to grow revenues (albeit against easy comparisons) on top of the significant cost-cutting actions taken over the past year. The near-term outlook for further earnings gains looks quite promising, as an abundance of economic data released in recent weeks indicate that a broad-based recovery is underway. Consumer spending has held up remarkably well and employment trends appear to be finally improving. The stabilization of home prices and higher stock prices also add to consumer confidence. Finally, a recovery in manufacturing continues to gain momentum, and we expect that inventory rebuilding will help sustain solid growth in the sector throughout 2010.

Despite all of this good shorter-term news, however, we believe stock prices may have difficulty in sustaining the strong momentum experienced in recent quarters. The economy has clearly been positively impacted by a very accommodative Federal Reserve and fiscal stimulus, but we are entering a period where the private sector must begin to take the lead, particularly through job creation. In addition, events in Europe (namely Greece) in recent weeks serve to remind investors about the enormous fiscal challenges that are confronting the U.S. economy at both the state and federal levels, although perhaps over a longer-time horizon. Bottom line, despite the fact that many economists are now expecting a rapid V-shaped recovery, we believe that there are significant constraints (e.g., debt levels, jobs, higher taxes, real estate) that may preclude the "typical" robust recovery. However, while corporate earnings gains will likely begin to moderate as the year progresses, earnings expectations for 2010 do not appear to embed heroic assumptions. In addition, valuations for stocks appear attractive relative to current levels of interest rates and inflation. This combination should allow for further gains in stock prices, although at a much more modest pace than the past twelve months.

Geographically, we remain confident that the U.S., Asia ex-Japan, and other emerging markets will be the primary drivers to global economic growth. While there are concerns that China's economy is overheating and will drastically slow, the growth in China will still probably be stronger than that of the rest of the world. The U.S. market continues to be viewed as a safe haven. When global market and economic uncertainty exists, the U.S. equity market, even with its fiscal and monetary headwinds, will be a preferred region by investors. The recent bailout plan agreed upon by the European Union has temporarily calmed fears of a financial meltdown in Europe. While this bailout plan helps, it doesn't solve the structural and social issues throughout the European Union and will only provide a short-term fix. Given this concern, euro currency weakness and struggling local economies, the euro area remains an area in which we have little conviction. Similarly, in Japan, deflationary concerns, poor domestic consumption, lack of political leadership, structural issues and better opportunities elsewhere in the world give us little confidence in the market.

Central to our current investment strategy is the view that there is virtually no valuation premium for "quality" in the stock market at this time. We believe, therefore, it is appropriate to focus on companies with strong balance sheets, consistent cash flow generation and earnings visibility. Importantly, we continue to find attractive investment opportunities in many different sectors, and all our equity Funds remain well-diversified. We believe both of these elements (i.e., quality and diversification) are important, given our expectation for a moderation in economic growth and greater market volatility during the second half of 2010.

### Fixed-Income

The Sit U.S. Government Securities Fund outperformed its benchmark, the Barclays Capital Intermediate Government Bond Index, during the first quarter. Mortgaged-backed securities, a major component of the Fund's portfolio, underperformed during the quarter, but still finished ahead of U.S. Treasury securities, which were the worst performing sector. The strong income advantage produced by the Fund's high-coupon, seasoned mortgages helped produce a +1.26% return for the Fund versus +1.12% for the Index.

We expect Treasury rates to rise going forward as the economy and markets continue to improve. Consequently, we plan to continue to underweight U.S. Treasury bonds and maintain portfolio durations shorter than their benchmarks.

The Sit Tax-Free Income Fund and the Sit Minnesota Tax-Free Income Fund both outperformed the Barclays Capital 5-year Municipal Bond Index, their benchmark, through the first quarter. The Sit Tax-Free Income and Minnesota Tax-Free Income Funds returned +2.50% and +1.45%, respectively, versus the benchmark's return of +0.77% for the quarter.

Sit Tax-Free Income Fund had a strong performance from its revenue bonds, especially education/student loan issues propelled returns for the quarter. The multi-family mortgage and education/student loan holdings for Sit Minnesota Tax-Free Income Fund aided that Fund's performance. During the quarter, each Fund's lower-rated bonds and longer-maturity bonds also contributed positively to performance.

We believe that the tax-exempt yield curve will continue to flatten and that credit spreads on lower-rated bonds will continue to narrow as investors seek out higher yields. While the Sit Tax-Free Income and Sit Minnesota Tax-Free Income Funds should benefit from this scenario, we are maintaining well diversified portfolios to manage risk.

*Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the indices.*

# *Sit Large Cap Growth Fund*

**(SNIGX)**

*Inception 9/2/82*

*Portfolio Managers*
*Roger J. Sit*
*Ronald D. Sit, CFA*
*Michael J. Stellmacher, CFA*

Net Asset Value
3/31/10: $39.78 Per Share

Total Net Assets
$471.4 Million

Weighted Avg. Mkt. Cap
$73.9 Billion

### Total Returns (%)

| | Sit Large Cap Growth Fund | Russell 1000® Growth Index | Russell 1000® Index |
|---|---|---|---|
| **Average Annual Total Returns (%)*** | | | |
| 3 Month** | 3.76% | 4.65% | 5.70% |
| 6 Month** | 9.61 | 12.96 | 12.11 |
| 1 Year | 39.44 | 49.75 | 51.60 |
| 5 Year | 4.38 | 3.42 | 2.31 |
| 10 Year | -3.76 | -4.21 | -0.36 |
| Inception*** | 9.69 | 10.42 | 11.46 |
| **Cumulative Total Returns (%)*** | | | |
| 1 Year | 39.44% | 49.75% | 51.60% |
| 5 Year | 23.90 | 18.31 | 12.08 |
| 10 Year | -31.81 | -34.96 | -3.58 |
| Inception*** | 1184.87 | 1439.74 | 1896.33 |

*As of 3/31/10
**Not Annualized
***On 6/6/93, the Fund's investment objective changed to allow for a portfolio of 100% stocks. Prior to that time, the portfolio was required to contain no more than 80% stocks.

### Portfolio Structure by Sector
(% of Total Net Assets)


Electronic Technology 18.3
Finance 11.6
Consumer Non-Durables 9.8
Health Technology 9.7
Technology Services 9.1
Producer Manufacturing 7.6
Retail Trade 7.4
Energy Minerals 6.6
Sectors Less than 5% 17.2
Cash and Other Net Assets 2.7

### Top Five Stock Holdings

1. IBM Corp.
2. Google, Inc.
3. Cisco Systems, Inc.
4. Qualcomm, Inc.
5. Oracle Corp.

Total Number of Holdings: 97

# *Sit Mid Cap Growth Fund*

**(NBNGX)**

*Inception 9/2/82*

*Portfolio Managers*
*Roger J. Sit*
*Kent L. Johnson, CFA*
*Matthew T. Loucks, CFA*
*Robert W. Sit, CFA*

Net Asset Value
3/31/10: $12.81 Per Share

Total Net Assets
$147.7 Million

Weighted Avg. Mkt. Cap
$12.0 Billion

### Total Returns (%)

| | Sit Mid Cap Growth Fund | Russell Midcap® Growth Index | Russell Midcap® Index |
|---|---|---|---|
| **Average Annual Total Returns (%)*** | | | |
| 3 Month** | 8.47% | 7.67% | 8.67% |
| 6 Month** | 13.16 | 14.98 | 15.10 |
| 1 Year | 54.90 | 63.00 | 67.71 |
| 5 Year | 4.79 | 4.27 | 4.20 |
| 10 Year | -4.03 | -1.69 | 4.84 |
| Inception | 11.76 | N/A | N/A |
| **Cumulative Total Returns (%)*** | | | |
| 1 Year | 54.90% | 63.00% | 67.71% |
| 5 Year | 26.39 | 23.27 | 22.84 |
| 10 Year | -33.73 | -15.63 | 60.49 |
| Inception | 2052.03 | N/A | N/A |

*As of 3/31/10
**Not Annualized
Pursuant to a Plan of Reorganization on 10/26/07, the Mid Cap Growth Fund acquired all of the assets of the Science and Technology Growth Fund in exchange for shares of common stock of the Mid Cap Growth Fund.

### Portfolio Structure by Sector
(% of Total Net Assets)


Electronic Technology 14.5
Technology Services 12.7
Health Technology 11.5
Finance 9.1
Producer Manufacturing 9.1
Process Industries 7.8
Energy Minerals 5.6
Retail Trade 5.5
Sectors Less than 5% 23.4
Cash and Other Net Assets 0.8

### Top Five Stock Holdings

1. Cognizant Tech. Solutions Corp.
2. Celgene Corp.
3. Activision Blizzard, Inc.
4. Southwestern Energy Co.
5. CF Industries Holdings, Inc.

Total Number of Holdings: 99

# Sit Small Cap Growth Fund

**(SSMGX)**

*Inception 7/1/94*

*Portfolio Managers*
*Roger J. Sit*
*Kent L. Johnson, CFA*
*Matthew T. Loucks, CFA*
*Robert W. Sit, CFA*
*Michael J. Stellmacher, CFA*

Net Asset Value
3/31/10: $33.90 Per Share

Total Net Assets
$65.9 Million

Weighted Avg. Mkt Cap
$3.2 Billion

**Total Returns (%)**

| | Sit Small Cap Growth Fund | Russell 2000® Growth Index | Russell 2000® Index |
|---|---|---|---|
| **Average Annual Total Returns (%)*** | | | |
| 3 Month** | 8.09% | 7.61% | 8.85% |
| 6 Month** | 13.92 | 12.07 | 13.07 |
| 1 Year | 56.26 | 60.32 | 62.77 |
| 5 Year | 5.57 | 3.82 | 3.36 |
| 10 Year | -2.07 | -1.53 | 3.68 |
| Inception | 10.12 | 5.79 | 8.23 |
| **Cumulative Total Returns (%)*** | | | |
| 1 Year | 56.26% | 60.32% | 62.77% |
| 5 Year | 31.11 | 20.62 | 17.95 |
| 10 Year | -18.89 | -14.25 | 43.59 |
| Inception | 357.19 | 142.65 | 249.02 |

*As of 3/31/10
**Not Annualized

## Portfolio Structure by Sector
(% of Total Net Assets)



Health Technology 18.2
Technology Services 14.3
Electronic Technology 13.0
Producer Manufacturing 7.9
Industrial Services 6.2
Finance 5.9
Sectors Less than 5% 32.7
Cash and Other Net Assets 1.8

## Top Five Stock Holdings

1. Informatica Corp.
2. NuVasive, Inc.
3. Core Laboratories
4. Tupperware Brands Corp.
5. ANSYS, Inc.

Total Number of Holdings: 98

# Sit Dividend Growth Fund

**Class I (SDVGX)**
**Class S (SDVSX)**

*Inception 12/31/03*

*Portfolio Managers*
*Roger J. Sit*
*Kent L. Johnson, CFA*
*Michael J. Stellmacher, CFA*

| | Class I | Class S |
|---|---|---|
| Net Asset Value Per Share 3/31/10: | $11.85 | $11.82 |
| Total Net Assets (Million) | $41.0 | $28.2 |
| Weighted Avg. Mkt Cap | $67.7 Billion | |

**Total Returns (%)**

| | 3 Month** | 6 Month** | 1 Year | 3 Year | 5 Year | Since Inception*** |
|---|---|---|---|---|---|---|
| **Average Annual Total Returns (%)*** | | | | | | |
| Class I | 4.13% | 10.52% | 43.17% | 0.39% | 5.82% | 6.61% |
| S&P 500 Index | 5.39 | 11.75 | 49.77 | -4.17 | 1.92 | 2.95 |
| Class S | 4.05 | 10.43 | 42.95 | 0.12 | N/A | 3.47 |
| S&P 500 Index | 5.39 | 11.75 | 49.77 | -4.17 | N/A | -0.40 |
| **Cumulative Total Returns (%)*** | | | | | | |
| Class I | 4.13% | 10.52% | 43.17% | 1.19% | 32.69 | 49.19% |
| S&P 500 Index | 5.39 | 11.75 | 49.77 | -11.98 | 9.97 | 19.31 |
| Class S | 4.05 | 10.43 | 42.95 | 0.36 | N/A | 14.61 |
| S&P 500 Index | 5.39 | 11.75 | 49.77 | -11.98 | N/A | -1.58 |

*As of 3/31/10
**Not Annualized
***Class I inception 12/31/03; Class S inception 3/31/06.

## Portfolio Structure by Sector
(% of Total Net Assets)



Finance 16.1
Health Technology 11.3
Consumer Non-Durables 11.1
Energy Minerals 10.2
Electronic Technology 10.0
Producer Manufacturing 9.3
Technology Services 5.6
Sectors Less than 5% 26.3
Cash and Other Net Assets 0.1

## Top Five Stock Holdings

1. IBM Corp.
2. Chevron Corp.
3. Johnson & Johnson
4. Verizon Communications, Inc.
5. J.P. Morgan Chase & Co.

Total Number of Holdings: 99

# Sit Global Dividend Growth Fund

**Class I (GDGIX)**
**Class S (GDGSX)**
*Inception 9/30/08*

*Portfolio Managers*
*Roger J. Sit*
*Kent L. Johnson, CFA*
*Raymond Sit*
*Tasha Murdoff*
*Michael J. Stellmacher, CFA*

| | Class I | Class S |
|---|---|---|
| Net Asset Value Per Share | | |
| 3/31/10: | $11.96 | $11.95 |
| Total Net Assets (Million) | $3.2 | $1.0 |
| Weighted Avg. Mkt Cap | $74.5 | Billion |

**Total Returns (%)**

| | 3 Month** | 6 Month** | 1 Year | Since Inception |
|---|---|---|---|---|
| **Average Annual Total Returns (%)*** | | | | |
| Class I | 3.37% | 9.71% | 44.98% | 14.24% |
| Class S | 3.28 | 9.59 | 44.74 | 13.98 |
| Composite Index*** | 3.57 | 9.23 | 51.77 | 3.39 |
| S&P 500 Index | 5.39 | 11.75 | 49.77 | 2.67 |
| MSCI EAFE Index | 0.87 | 3.06 | 54.44 | 4.22 |
| **Cumulative Total Returns (%)*** | | | | |
| Class I | 3.37% | 9.71% | 44.98% | 22.09% |
| Class S | 3.28 | 9.59 | 44.74 | 21.56 |
| Composite Index*** | 3.57 | 9.23 | 51.77 | 5.13 |
| S&P 500 Index | 5.39 | 11.75 | 49.77 | 4.03 |
| MSCI EAFE Index | 0.87 | 3.06 | 54.44 | 6.40 |

*As of 3/31/10
**Not Annualized
***Composite Index comprised of 60% S&P 500 Index and 40% MSCI EAFE Index.

**Portfolio Structure by Sector**
(% of Total Net Assets)



Finance 19.2
Energy Minerals 9.6
Consumer Non-Durables 9.5
Health Technology 9.0
Electronic Technology 8.7
Producer Manufacturing 8.7
Sectors Less than 7% 34.2
Cash and Other Net Assets 1.1

**Top Five Stock Holdings**

1. BHP Billiton, A.D.R.
2. Rio Tinto, A.D.R.
3. IBM Corp.
4. Verizon Communications, Inc.
5. Johnson & Johnson

Total Number of Holdings: 103

# Sit International Growth Fund

**(SNGRX)**
*Inception 11/1/91*

*Portfolio Managers*
*Roger J. Sit*
*Janet K. Kinzler*
*Tasha M. Murdoff*

Net Asset Value
3/31/10: $13.62 Per Share

Total Net Assets
$24.5 Million

Weighted Avg. Mkt Cap
$55.2 Billion

**Total Returns (%)**

| | Sit International Growth Fund | MSCI EAFE Growth Index | MSCI EAFE Index |
|---|---|---|---|
| **Average Annual Total Returns (%)*** | | | |
| 3 Month** | 2.79% | 1.95% | 0.87% |
| 6 Month** | 6.93 | 6.20 | 3.06 |
| 1 Year | 55.91 | 50.61 | 54.44 |
| 5 Year | 3.05 | 4.24 | 3.75 |
| 10 Year | -6.04 | -1.26 | 1.27 |
| Inception | 3.77 | 3.60 | 5.34 |
| **Cumulative Total Returns (%)*** | | | |
| 1 Year | 55.91% | 50.61% | 54.44% |
| 5 Year | 16.23 | 23.05 | 20.21 |
| 10 Year | -46.37 | -11.93 | 13.47 |
| Inception | 97.82 | 91.94 | 160.77 |

*As of 3/31/10
**Not Annualized

**Portfolio Structure by Sector**
(% of Total Net Assets)



Finance 19.6
Consumer Non-Durables 11.4
Producer Manufacturing 10.5
Non-Energy Minerals 8.3
Electronic Technology 7.6
Health Technology 6.1
Sectors Less than 6% 35.9
Cash and Other Net Assets 0.6

**Portfolio Structure by Region**



Europe 52.9 61.8
Asia 35.7 38.2
Other 10.8 0.0
Cash & Other Net Assets 0.6 0.0
Sit Int'l Growth Fund
MSCI EAFE Growth Index

**Top Five Stock Holdings**

1. BHP Billiton, Ltd.
2. Nestle, S.A.
3. Rio Tinto, A.D.R.
4. Telefonica, S.A.
5. Reckitt Benckiser, p.l.c.

Total Number of Holdings: 98

# *Sit Developing Markets Growth Fund*

**(SDMGX)**

*Inception 7/1/94*

*Portfolio Managers*
*Roger J. Sit*
*Raymond E. Sit*

Net Asset Value
3/31/10: $21.61 Per Share

Total Net Assets
$16.8 Million

Weighted Avg. Mkt Cap
$37.3 Billion

**Total Returns (%)**

| | Sit Developing Mkts Growth Fund | MSCI Emerging Mkts Index | MSCI Emerging Mkts Growth Index |
|---|---|---|---|
| **Average Annual Total Returns (%)*** | | | |
| 3 Month** | 1.46% | 2.11% | 2.22% |
| 6 Month** | 11.40 | 10.53 | 11.02 |
| 1 Year | 79.54 | 77.26 | 75.16 |
| 5 Year | 13.50 | 12.99 | 11.79 |
| 10 Year | 4.43 | 7.20 | 4.90 |
| Inception | 5.67 | 4.95 | N/A |
| **Cumulative Total Returns (%)*** | | | |
| 1 Year | 79.54% | 77.26% | 75.16% |
| 5 Year | 88.39 | 84.13 | 74.47 |
| 10 Year | 54.24 | 102.31 | 61.39 |
| Inception | 138.35 | 110.95 | N/A |

*As of 3/31/10
**Not Annualized

**Portfolio Structure by Sector**
(% of Total Net Assets)



Finance 17.9
Non-Energy Minerals 14.5
Energy Minerals 13.2
Electronic Technology 10.9
Communications 8.1
Consumer Non-Durables 6.5
Sectors Less than 6% 27.2
Cash and Other Net Assets 1.7

**Portfolio Structure by Region**



Asia 57.6 55.5
Latin America 23.4 23.4
Europe 9.2 10.4
Africa/Middle East 8.1 10.7
Cash and Other Net Assets 1.7 0.0
Sit Dev. Mkts. Growth Fund
MSCI Emerging Markets Index

**Top Five Stock Holdings**

1. Petrobras
2. Vale, S.A.
3. BHP Billiton, A.D.R.
4. Samsung Electronics
5. Rio Tinto

Total Number of Holdings: 95

# *Sit Balanced Fund*

**(SIBAX)**

*Inception 12/31/93*

*Portfolio Managers*
*Roger J. Sit*
*Bryce A. Doty, CFA*
*John M. Bernstein*

Net Asset Value
3/31/10: $15.35 Per Share

Total Net Assets
$11.8 Million

**Total Returns (%)**

| | Sit Balanced Fund | S&P 500 Index | Barclays Capital Aggregate Bond Index |
|---|---|---|---|
| **Average Annual Total Returns (%)*** | | | |
| 3 Month** | 4.14% | 5.39% | 1.78% |
| 6 Month** | 9.37 | 11.75 | 1.99 |
| 1 Year | 33.19 | 49.77 | 7.69 |
| 5 Year | 4.14 | 1.92 | 5.44 |
| 10 Year | 0.00 | -0.65 | 6.29 |
| Inception | 6.32 | 7.83 | 6.18 |
| **Cumulative Total Returns (%)*** | | | |
| 1 Year | 33.19% | 49.77% | 7.69% |
| 5 Year | 22.48 | 9.97 | 30.33 |
| 10 Year | 0.05 | -6.36 | 83.98 |
| Inception | 170.95 | 240.76 | 164.93 |

*As of 3/31/10
**Not Annualized

**Portfolio Structure**
(% of Total Net Assets)



Cash & Other Net Assets 5.1%
Bonds 30.0%
Equities 64.9%

**Top Five Stock Holdings**

1. Google, Inc.
2. IBM Corp.
3. Cisco Systems, Inc.
4. Oracle Corp.
5. Occidental Petroleum Corp.

Total Number of Holdings: 169

## *Sit U.S. Government Securities Fund*

**(SNGVX)**

*Inception 6/2/87*

*Portfolio Managers*
*Michael C. Brilley*
*Bryce A. Doty, CFA*
*Mark H. Book, CFA*

Net Asset Value
3/31/10: $11.13 Per Share

Total Net Assets: $769.7 Million
30-Day SEC Yield: 1.79%
12-Month Distribution Rate: 4.02%
Average Maturity: 21.1 Years
Effective Duration: 1.2 Years(1)

**Total Returns (%)**

| | Sit U.S. Gov't Securities Fund | Barclays Cap. Inter. Gov't Bond Index | Lipper U.S. Gov't Fund Index |
|---|---|---|---|
| **Average Annual Total Returns (%)*** | | | |
| 3 Month** | 1.26% | 1.12% | 1.40% |
| 6 Month** | 2.44 | 0.70 | N/A |
| 1 Year | 6.89 | 0.87 | 3.98 |
| 5 Year | 5.52 | 5.12 | 4.62 |
| 10 Year | 5.39 | 5.60 | 5.35 |
| Inception | 6.60 | 6.66 | 6.20 |
| **Cumulative Total Returns (%)*** | | | |
| 1 Year | 6.89% | 0.87% | 3.98% |
| 5 Year | 30.80 | 28.35 | 25.31 |
| 10 Year | 69.12 | 72.41 | 68.37 |
| Inception | 330.24 | 335.98 | 295.47 |

*As of 3/31/10
**Not Annualized

### Portfolio Structure by Sector
(% of Total Net Assets)


FNMA Pass Through 32.9
Collateralized Mortgage Obligations 29.5
FHLMC Pass Through 20.0
GNMA Pass Through 10.4
U.S. Treasury/Federal Agency 6.5
Cash & Other Net Assets 0.7

### Estimated Average Life Profile


3.4%
94.4%
2.2%
0.0%
0.0%
0 - 1 Year
1 - 5 Years
5 - 10 Years
10 - 20 Years
20+ Years

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

## *Sit Tax-Free Income Fund*

**(SNTIX)**

*Inception 9/29/88*

*Portfolio Managers*
*Michael C. Brilley*
*Debra A. Sit, CFA*
*Paul J. Jungquist, CFA*

Net Asset Value
3/31/10: $8.90 Per Share

Total Net Assets: $153.5 Million
30-Day SEC Yield: 5.53%
Tax Equivalent Yield: 8.51%(1)
12-Month Distribution Rate: 4.79%
Average Maturity: 15.3 Years
Duration to Est. Avg. Life: 5.8 Years(2)
Implied Duration: 7.3 Years(2)

**Total Returns (%)**

| | Sit Tax-Free Income Fund | Barclays Cap. 5-Year Muni-Bond Index | Lipper General Muni-Bond Fund Index |
|---|---|---|---|
| **Average Annual Total Returns (%)*** | | | |
| 3 Month** | 2.50% | 0.77% | 1.51% |
| 6 Month** | 1.59 | 1.32 | N/A |
| 1 Year | 17.71 | 5.91 | 14.15 |
| 5 Year | 2.47 | 4.90 | 3.79 |
| 10 Year | 3.76 | 5.19 | 4.90 |
| Inception | 5.26 | 5.81 | 5.92 |
| **Cumulative Total Returns (%)*** | | | |
| 1 Year | 17.71% | 5.91% | 14.15% |
| 5 Year | 12.98 | 27.04 | 20.39 |
| 10 Year | 44.59 | 65.94 | 61.41 |
| Inception | 201.29 | 237.26 | 244.79 |

*As of 3/31/10
**Not Annualized

### Portfolio Structure by Sector
(% of Total Net Assets)


Other Revenue 15.6
Hospital/Health Care 15.4
Multifamily Mortgage Revenue 13.9
Education/Student Loan 13.0
Single Family Mortgage 11.2
Mutual Funds 6.9
Sectors less than 5% 20.9
Cash & Other Net Assets 3.1

### Quality Ratings
(% of Total Net Assets)

*Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.*

Assessment of Non-Rated Securities

| | |
|---|---|
| AAA | 0.0% |
| AA | 0.3 |
| A | 2.4 |
| BBB | 5.8 |
| BB | 17.9 |
| <BB | 5.3 |
| Total | 31.7% |


Other Assets & Liabilities 3.1%
AAA 9.4%
AA 12.8%
A 15.6%
BBB 19.5%
Less Than BBB 6.9%
Not Rated 31.7%

(1) For individuals in the 35% federal tax bracket.
(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

# *Sit Minnesota Tax-Free Income Fund*

**(SMTFX)**

*Inception 12/1/93*

*Portfolio Managers*
*Michael C. Brilley*
*Debra A. Sit, CFA*
*Paul J. Jungquist, CFA*

Net Asset Value
3/31/10: $9.99 Per Share

Total Net Assets: $290.8 Million
30-Day SEC Yield: 4.49%
Tax Equivalent Yield: 7.50%[1]
12-Month Distribution Rate: 4.52%
Average Maturity: 14.7 Years
Duration to Est. Avg. Life: 5.0 Years[2]
Implied Duration: 7.3 Years[2]

**Total Returns (%)**

| | Sit MN Tax-Free Income Fund | Barclays Cap. 5-Year Muni-Bond Index | Lipper MN Muni-Bond Fund Index |
|---|---|---|---|
| **Average Annual Total Returns (%)*** | | | |
| 3 Month** | 1.45% | 0.77% | 1.18% |
| 6 Month** | 2.08 | 1.32 | N/A |
| 1 Year | 15.22 | 5.91 | 10.26 |
| 5 Year | 4.00 | 4.90 | 3.97 |
| 10 Year | 4.79 | 5.19 | 4.91 |
| Inception | 4.86 | 5.00 | 4.67 |
| **Cumulative Total Returns (%)*** | | | |
| 1 Year | 15.22% | 5.91% | 10.26% |
| 5 Year | 21.65 | 27.04 | 21.49 |
| 10 Year | 59.59 | 65.94 | 61.56 |
| Inception | 117.10 | 121.96 | 110.92 |

*As of 3/31/10
**Not Annualized

**Portfolio Structure by Sector**
(% of Total Net Assets)



Hospital/Health Care 22.8
Multifamily Mortgage Revenue 17.4
Single Family Mortgage 14.4
Education/Student Loan 10.2
Other Revenue 9.6
Sectors less than 6.0% 21.0
Cash & Other Net Assets 4.6

**Quality Ratings**
(% of Total Net Assets)

*Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.*

Assessment of Non-Rated Securities

| | |
|---|---|
| AAA | 0.0% |
| AA | 0.4 |
| A | 7.3 |
| BBB | 15.1 |
| BB | 9.9 |
| <BB | 0.3 |
| Total | 33.0% |



Other Assets & Liabilities 4.6%
AAA 7.7%
AA 18.2%
A 19.3%
BBB 15.9%
Less Than BBB 1.3%
Not Rated 33.0%

(1) For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.
(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

## Sit Healthcare Analysts

Sit Mutual Funds' financial adviser, Sit Investment Associates, utilizes a team of 35 investment professionals to conduct research and make decisions that determine the firm's investment strategy and the contents of its investment portfolios. Within this management group are analysts who specialize in sectors. We feature the analysts who research industries and companies within the healthcare sector in this issue of the newsletter.



Matthew T. Loucks, CFA
Vice President, Research and Investment Management

Matt has concentrated on the healthcare sector for the past nine years. Prior to joining Sit Investment Associates in 2005 as a healthcare analyst, he followed the sector for five years at William Blair Investment Management in Chicago. Matt received an A.B. in Economics from the University of Chicago and an M.B.A. from the University of Chicago's Graduate School of Business. Matt has also served in the investment banking industry as an analyst in the Equity Capital Markets group at JP Morgan and as an associate in the Financial Sponsors group at Banc of America Securities. In addition to his research in the global healthcare sector, Matt is a portfolio manager on the Sit Small Cap Growth Fund and the Sit Mid Cap Growth Fund, which have considerable healthcare sector exposures. Matt has received the Chartered Financial Analyst designation from the CFA Institute.



Denise A. Anderson, Ph.D.
Vice President, Research and Investment Management

Denise is both a scientist and an investment analyst. With a B.A. in chemistry from the University of Minnesota and a Ph.D. in organic chemistry from The Johns Hopkins University, Denise was a researcher for both Roche and BASF, earning several patents over a near ten-year period. Her M.B.A. from Duke University and scientific background led to positions over the following ten years as a healthcare analyst for Swiss companies Kepler Capital Markets, Bank Julius Baer and Bank Sarasin in Zurich. Denise has been responsible for fundamental research on companies in the global healthcare sector since joining Sit Investment Associates in November 2008.

## HIRE Act Provides Tax Breaks

*"But what we can do is promote a strong, dynamic private sector -- the true engine of job creation in our economy. We can help to provide an impetus for America's businesses to start hiring again. We can nurture the conditions that allow companies to succeed and to grow."*

— President Barack Obama, before signing the HIRE Act

On March 18, 2010, President Obama signed into law the Hiring Incentives to Restore Employment (HIRE) Act. The new law encourages companies to hire unemployed workers and retain them by providing businesses with two tax incentives: payroll tax relief and a worker retention tax credit.

The HIRE Act exempts companies from paying their 6.2% Social Security payroll tax for eligible employees hired in 2010 on wages paid between March 19th and December 31st. The reduced tax withholding will have no effect on an employee's future Social Security benefits. If an eligible employee is retained for one year, a tax credit of up to $1,000 may be taken on a company's 2011 tax return. Eligible employees may be hired as either full-time or part-time workers.

For a firm to obtain these benefits, the law requires that a company receive a signed affidavit from the eligible employee certifying, under penalties of perjury, that he or she hasn't been employed more than 40 hours in the prior 60-day period. Sample language for the affidavit is provided on the irs.gov website.

"These tax breaks offer a much-needed boost to employers willing to expand their payrolls, and businesses and nonprofits should keep these benefits in mind as they plan for the year ahead," said IRS Commissioner Doug Shulman. President Obama and congressional leaders indicated that the HIRE Act is the first of a series of legislative measures aimed at fostering job growth.

## New Federal Student Loan System

When President Obama signed the Health Care and Education Reconciliation Act in March, he ushered in the establishment of a new federal student loan system. After signing the bill, the President said, "With this bill, and other steps we've pursued over the last year, we are finally undertaking meaningful reform in our higher education system."

The bill ends the federally-guaranteed student loan program, where banks and financial institutions make education loans that are guaranteed against default by the Department of Education. Instead, future loans will be made only through the government's Direct Loan Program, where funding comes straight from Uncle Sam. Starting July 1st, students no longer need to search out a lender and will simply obtain federal education loans through their college's financial aid office.

By cutting out banks as unnecessary middlemen, the bill is expected to save the government more than $60 billion over 10 years. More than half of the savings will be used to increase the number and dollar amount of Pell Grants. The Pell Grant program is the federal government's main student aid program for low-income students. The maximum Pell Grant for the upcoming school year is $5,550 and will increase automatically in the future as a result of the new law.

The bill also includes changes to the government's Income Based Repayment program. Currently, student loan repayments are capped at 15% of a graduate's monthly income. But in 2014, the cap will be reduced to 10% and after 20 years of loan repayments, any remaining debt will be forgiven. For public service workers such as teachers, nurses and police officers, all outstanding debt will be forgiven after just 10 years.



Average annual tuition and fees, in current dollars
$30,000
25,000
20,000
15,000
10,000
5,000
0
Four-year (private) $26,273
Four-year (public) $7,020
Maximum Pell Grant $5,530
Two-year (public) $2,544
'80
'85
'90
'95
'00
'05
'09
SOURCE: The College Board

## Lawmakers Reject Cost of Living Adjustment Proposal

In March, the Senate rejected a proposal by President Obama that would have given $250 to more than 50 million retirees to make up for the lack of a Social Security cost of living adjustment (COLA) in 2010. Lawmakers who opposed the payment said they didn't want to add nearly $14 billion to the nation's burgeoning budget deficit. The President's proposal was similar to a provision in last year's American Reinvestment and Recovery Act that distributed a one-time $250 payment to retirees.

This is the first year without a boost in Social Security payments since automatic increases for inflation began in 1975. The COLA increase in 2009 was 5.8%, the largest in more than 25 years.

## View Statements Online

View your statements anytime on our website, www.sitfunds.com, by accessing your account (click on blue "Account Access" button) and then clicking on "Statements & Reports." If you don't have a login ID and password, click on blue "Account Access" button, then click on "Click Here To Enroll For Online Account Services" and follow instructions. If you have questions, please call an Investor Services Representative at 800-332-5580.

## Money and the Younger Generation by Steve Benjamin, CEBS, CRPC

*"Have you ever noticed those people whom you see jogging day after day? They are the ones who seem not to need to jog. But that's why they are fit. Those who are wealthy work at staying financially fit. But those who are not financially fit do little to change their status."*

—from *The Millionaire Next Door*

The financial turmoil the country experienced over the past couple of years exposed an overwhelming need for most adults to improve their money management skills. Experts say, however, that financial skills are best learned and developed at a young age. Sadly, according to the Council for Economic Education, only 13 states require high school students to complete a personal finance course before graduating.

Recently, Treasury Secretary Tim Geithner and Education Secretary Arne Duncan rolled out the National Financial Capability Challenge, a program that encourages students from across the nation to take control of their financial future and helps teachers incorporate personal finance topics into their daily lesson plans. The Jump$tart Coalition for Personal Financial Literacy, a non-profit organization in Washington, D.C., does similar work by providing free financial curriculum for teachers to use in their classrooms.

In 2008, the Jump$tart Coalition conducted a nationwide survey to test the financial literacy of high school seniors. More than 6,800 students took the 31-question test and, on average, answered just 48% of the questions correctly. Incredibly, less than half of the students knew that a credit card holder who pays only their minimum monthly payment will pay more in finance charges than a card holder who pays their balance in full each month.

A basic understanding and the prudent use of credit is essential because if credit is abused, there could be painful, long-term consequences. A recent survey by the Society for Human Resource Management found that 60% of employers run credit checks on job applicants, up from 42% four years ago. If a candidate's credit report is poor, they may be passed over for another applicant. Like it or not, employers say such checks give them valuable information about a candidate's honesty and sense of responsibility.

The country has changed considerably in recent years. Housing is expensive, jobs are difficult to find and, while not a foregone conclusion, taxes are expected to increase. Even casual observers know the federal government has a serious debt problem — $12 trillion, which is expected to almost double this decade. State budgets are in rough shape too. A recent report estimates that state pension funds are $3 trillion in the red.

So it's imperative that young people become financially literate. The following are suggestions to nudge your children or grandchildren in the right direction financially.

### Talk

A majority of adults say they learned the most about managing money from their parents. Consider describing how you manage your money to meet your goals. You might suggest to them that they view money as a tool that gives them choices along the path of life. More choices lead to greater freedom. And freedom provides them with an opportunity to pursue their dreams.

### Start Early

If your child or grandchild is under 18, consider opening a Coverdell Education Savings Account (available through Sit Mutual Funds). Up to $2,000 may be contributed per year, contributions grow tax-deferred and withdrawals are tax-free if used for education. (If requested, Sit Mutual Funds will send duplicate statements to the child so you can watch the education account grow together.)

### Save for Retirement

If the young adult is employed, you could help him or her to open an IRA. The lesser of 100% of earned income or $5,000 may be contributed this year. To encourage saving, consider matching a portion of contributions. Remind him or her about tax credits when saving for retirement (see chart below). Call us at 1-800-332-5580 or visit www.sitfunds.com to get started.

| Saver's Tax Credit for 2010 | | |
|---|---|---|
| Maximum Amount | Single Filer | Joint Filer |
| 50% of the first $2,000 saved | 0 - $16,750 | 0 - $33,500 |
| 20% of the first $2,000 saved | $16,751 - $18,000 | $33,501 - $36,000 |
| 10% of the first $2,000 saved | $18,001 - $27,750 | $36,001 - $55,500 |
| No credit allowed. | > $27,750 | > $55,500 |

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

*In this issue,*

*Healthcare Sector Investment Strategy • Investment Outlook and Strategy • First Quarter 2010 Performance Summary • Healthcare Analysts • HIRE Act • New Federal Student Loan System • Money and the Younger Generation*